Exhibit 99.7
DOCUMENT AND INFORMATION REQUEST FORM
I, the undersigned:
                                           (first and last names and address) owner of                      (number of shares owned) registered shares of Flamel Technologies, a Société Anonyme with a share capital of Euros 2,652,688,41, having its registered office at Parc Club du Moulin à Vent, 33, avenue du Docteur Georges Lévy, 69693 VENISSIEUX (France), identified under number 379 001 530 R.C.S. LYON (the “Company”),
Hereby request that the documents referred to at Section 135 of Decree n°67-236 dated March 23, 1967 and relating to the combined ordinary and extraordinary meeting of the shareholders of the Company to be held at the registered office on October 24th at 10 a.m., be addressed to me at                                                                                  .
In my capacity of owner of registered shares, I hereby also request in accordance with Article 138 of the above-mentioned Decree that a proxy form together with the documents and information set forth at Articles 133 and 135 of the above-mentioned Decree be addressed to me on the occasion of each subsequent shareholders’ meeting.*
I hereby declare that these shares are registered in an account held by Euro Emetteurs Finance or Crédit Lyonnais**.
Done in                               , on
Signature of the shareholder
•	*To be deleted if not requested

•	** To be deleted if unuseful